EXHIBIT 1
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FOR IMMEDIATE RELEASE                                               1 April 2004


                              WPP GROUP PLC ("WPP")

WPP posted a Circular to share owners on 22 March 2004 relating to the proposed WPP 2004 Leadership Equity Acquisition Plan (the "2004 Plan"). The Circular includes a Notice of Extraordinary General Meeting to be held on 7 April 2004 at which a resolution will be proposed for the approval of the 2004 Plan.

Prior to the posting of the Circular, WPP held discussions with representative share owner organisations and a number of major institutional share owners. Following the posting of the Circular these discussions continue.

As a result, WPP intends to change the 2004 Plan as detailed in the Circular by removing the weighted relevance factors for WPP and the companies in the key global competitor comparator group.

In order to give share owners entitled to vote at the meeting appropriate opportunity to consider this change it is proposed that the Extraordinary General Meeting to be held on 7 April 2004 be adjourned by the Chairman of the meeting pursuant to article 38.2 of WPP's articles of association. The adjourned meeting will now take place on Friday 16 April 2004 at 11.30 a.m. at The Savoy Hotel, The Strand, London WC2.

Share owners entitled to vote at the adjourned meeting will be issued with a new pink form of proxy. This will enable them to change any instruction on any form of proxy which has already been submitted. All forms of proxy should reach Computershare Investor Services PLC, P.O. Box 1075, The Pavillions, Bridgewater Road, Bristol BS99 3FA not later than 24 hours before the time appointed for the adjourned Extraordinary General Meeting. Completion and return of either form of proxy will not preclude share owners from attending and voting at the meeting if they wish.

For further information please contact: Feona McEwan, WPP Tel: 44-20 7408 2204


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